UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

[Letterhead]

O’Sullivan Industries Holdings, Inc.
1900 Gulf Street Lamar,    Missouri

January 5, 2004

Securities and Exchange Commission450
Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:      Registration Statement on Form S-4 filed on December 29, 2003
                            O'Sullivan Industries - Virginia, Inc., Registration No. 333-111583
                            O'Sullivan Industries Holdings, Inc., Registration No. 333-111583-01
                            O'Sullivan Furniture Factory Outlet, Inc., Registration No. 333-111583-02

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, O’Sullivan Industries Holdings, Inc., O’Sullivan Industries — Virginia, Inc. and O’Sullivan Furniture Factory Outlet, Inc. hereby respectfully request the withdrawal of the above-referenced Registration Statement on Form S-4, together with all exhibits thereto, filed with the SEC on December 29, 2003 (the “Registration Statements) effective immediately.

        Please direct any questions with respect to this letter to the undersigned at (417) 682-8248 or Phillip J. Pacey at (417) 682-8312.

Sincerely,

/s/ ROWLAND H. GEDDIE, III
Rowland H. Geddie, III
Vice President, General Counsel and Secretary